                                 EXHIBIT 28.2

NEWS RELEASE



                                                 For further information:
                                                 Chuck Mulloy
                                                 AMD
                                                 (408) 749-5481

                                                 Howard High
                                                 Intel
                                                 (408) 765-1488



                     AMD, INTEL SETTLE ALL LEGAL DISPUTES
                     ------------------------------------

SANTA CLARA, CA ... January 11, 1995 ... Advanced Micro Devices, Inc. and Intel

Corporation said they have reached agreement to settle all outstanding legal disputes between the two companies.

     Following are the major points of the agreement:
            * AMD will have a perpetual license to the microcode in the Intel 386(TM) and Intel 486(TM) microprocessors.

            * AMD agrees that it has no right to copy any other Intel microcode including the Pentium(TM) Processor, P6 microcode and 486 ICE (in circuit emulation) microcode.

            * The companies will negotiate a new patent cross-license agreement to become effective 1/1/96.

            * Intel will receive $58 million as settlement for past damages in the 486 ICE case. As ordered in the 1992 arbitration between the two companies, Intel will pay AMD approximately $18 million (which includes interest) awarded by the arbitrator for breach of contract and will not contest the rights granted AMD in the arbitration award.

            * Intel and AMD will drop all cases including appeals currently in the courts.

            *      AMD will drop its antitrust case against Intel.

            * AMD will have the right to use foundries for Am486(R) products containing Intel microcode for up to 20 percent of its 486 production.

            * AMD and its customers will get a license on Intel's "Crawford '338" patent, covering memory management.

            * The two companies will agree not to initiate legal action against one another for any activity occurring prior to January 6, 1995.

     The two companies said they have been in negotiations for 4 months. The talks were suggested by Judge Magistrate Patricia Trumbull of the U.S. District Court in San Jose, who presided in the 386 and 486 cases.

     In a joint statement, Richard Previte, president and chief operating officer of AMD, and Craig Barrett, executive vice president and chief operating officer of Intel, said "We are pleased to reach an agreement that will enable the two companies to concentrate on competing in the marketplace, not the courts. This is clearly in the best interests of our customers, our stockholders and the PC marketplace." Messrs. Previte and Barrett were the lead negotiators of the agreement.

     AMD is the fifth-largest U.S. manufacturer of integrated circuits.
Focusing on the personal and networked computing and communications markets, AMD produces microprocessors and related peripherals, memories, programmable logic devices and circuits for telecommunications and networking applications.

     Intel, the world's largest chip maker, is also a leading manufacturer of personal computer, networking and communications products.

                                      ###


AMD news release #95CORP3